

July 10, 2014

<u>Via E-mail</u>
Ming Lin
Chief Executive Officer
American Gene Engineer Corp.
521 Fifth Avenue, Suite 1712
New York, NY 10175

> **Re:** **American Gene Engineer Corp.**
> **Form 10-12G**
> **Filed June 13, 2014**
> **File No. 000-55221**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-12G</u>

<u>General</u>

1.   We note the following statements in your filing:

- "Our expenses have been paid for with cash advances from a shareholder, as well as proceeds from issuance of common shares" [page 13].

- "Certain of our stockholders have verbally committed to the Company that they will fund the costs of preparing the Company's Exchange Act reports … for the current fiscal year ending October 31, 2014. However, such stockholders have not committed to pay such costs beyond the preparation of the Form 10-K for the fiscal year ending October 31, 2014" [page 2].

With regard to the statement on page 13, please enhance your disclosure by identifying the shareholder and stating the amounts and terms of the cash advances, including whether the shareholder is entitled to be repaid the advances or to receive any consideration in exchange for the advances. Also state the amounts of the proceeds from issuance of common shares.

With regard to the statement on page 2, please revise your disclosure to identify the shareholders who have verbally committed to pay the costs of preparing Exchange Act reports. Also disclose any consideration the shareholders are entitled to receive in return for paying these costs.

Financial Information, page 12

Liquidity and Capital Resources, page 14

2.   Please explain how the company anticipates paying the rent for its office lease.

Exhibits

3.   Please file the office lease as an exhibit. Refer to Item 601 of Regulation S-K.

Financial Statements, page F-1

4.   Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Matthew Chang, Esq. – Chiang Law Office, P.C.